UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             Medis Technologies Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   58500P-10-7
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                                 (CUSIP Number)

                                 January 1, 2010
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  |_| Rule 13d-1(b)
  |X| Rule 13d-1(c)
  |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Ovation Alpha Capital, Ltd.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
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               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,588,606*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    4,588,606*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,588,606*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------

* Consists of shares of common stock underlying a warrant.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Ovation Capital Partners, Ltd.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,588,606*
                            **
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    4,588,606*
                            **
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,588,606*
             **
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%*
        **
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------

* Consists of shares of common stock underlying a warrant.
** Includes shares held by other reporting person.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Volation Capital Partners LLC, dba
     Volation Technology Capital Partners LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,588,606*
                            **
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    4,588,606*
                            **
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,588,606*
             **
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%*
        **
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------

* Consists of shares of common stock underlying a warrant.
** Includes shares held by other reporting person.

Item 1(a).           Name of Issuer:

                     Medis Technologies Ltd.

Item 1(b).           Address of Issuer's Principal Executive Offices:

                     805 Third Avenue
                     New York, NY 10022

Item 2(a).           Name of Person Filing:

                     Ovation Alpha Capital, Ltd. ("OAC")
                     Ovation Capital Partners, Ltd. ("OCP")
                     Volation Capital Partners LLC, dba Volation Technology Capital Partners LLC ("VCP")

Item 2(b).           Address of Principal Office or, if none, Residence:

                     The address of the principal office of each of OAC and OCP is:

                     Cricket Square, Hutchins Drive
                     Grand Cayman KY1-1111
                     Cayman Islands

                     The address of the principal office of VCP is:

                     369 Lexington Avenue
                     New York, NY 10017

Item 2(c).           Citizenship or Place of Organization:

                     OAC and OCP are Cayman Islands exempted companies.

                     VCP is a New York limited liability company.

Item 2(d).           Title of Class of Securities:

                     Common Stock

Item 2(e).           CUSIP Number:

                     58500P-10-7

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

                  (a)  |_|  Broker or dealer registered under Section 15 of the
                            Act (15 U.S.C. 78o);

                  (b)  |_|  Bank as defined in Section 3(a)(6) of the Act
                            (15 U.S.C. 78c);

                  (c)  |_|  Insurance company as defined in Section 3(a)(19) of
                            the Act (15 U.S.C. 78c);

                  (d)  |_|  Investment company registered under Section 8 of the
                            Investment Company Act of 1940 (15 U.S.C. 80a-8);

                  (e)  |_|  Investment adviser in accordance with Section
                            240.13d-1(b)(1)(ii)(E);

                  (f)  |_|  Employee benefit plan or endowment fund in
                            accordance with Section 240.13d-1(b)(1)(ii)(F);

                  (g)  |X|  Parent holding company or control person in
                            accordance with Section 240.13d-1(b)(1)(ii)(G);

                  (h)  |_|  Savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i)  |_|  Church plan that is excluded from the definition of
                            an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)  |_|  Group, in accordance with Section
                            240.13d-1(b)(1)(ii)(K).

Item 4.   Ownership.

          (a)  Amount beneficially owned: See item 9 of cover pages

          (b)  Percent of class: See item 11 of cover pages

          (c)  Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:

                (ii)  Shared power to vote or to direct the vote:

                (iii) Sole power to dispose or to direct the disposition of:

                (iv)  Shared power to dispose or to direct the disposition of:

See Items 5-8 of cover pages

OAC owns a warrant exercisable for up to 7,780,603 shares of common stock. However, the warrant is not fully exercisable within 60 days due to a 9.99% ownership limitation contained in the warrant for OAC and its affiliates.

For purposes of calculating the percent of class, the reporting persons have assumed that there are a total of 46,349,555 shares of common stock outstanding, such that 4,588,606 shares of common stock represent 9.9% of the class.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

VCP is the sole stockholder of OCP. OCP is the sole stockholder of OAC.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

                                        OVATION ALPHA CAPITAL, LTD.

                                        By:    /s/ Michael Wachs
                                               ---------------------------------
                                        Name:  Michael Wachs
                                        Title: Manager

                                        OVATION CAPITAL PARTNERS, LTD.

                                        By:    /s/ Michael Wachs
                                               ---------------------------------
                                        Name:  Michael Wachs
                                        Title: Managing Director

                                        VOLATION CAPITAL PARTNERS, LLC

                                        By:    /s/ Michael Wachs
                                               ---------------------------------
                                        Name:  Michael Wachs
                                        Title: Managing Director